Exhibit 99.1

April 1, 2024

TO THE SHAREHOLDERS OF
STAR BULK CARRIERS CORP.

Enclosed is a notice of the 2024 Annual Meeting of Shareholders (the “Meeting”) of Star Bulk Carriers Corp. (the “Company”), which will be held at the offices of STAR BULK SHIPMANAGEMENT COMPANY (CYPRUS) LIMITED, 179, Christodoulos Hadjipavlou Street (Molos), Ground Floor, Limassol 3036, Republic of Cyprus, on May 14, 2024 at 15:00 local time, the Company’s Proxy Statement and certain other related materials. These materials together with the Company’s annual report on Form 20-F that contains the Company’s audited financial statements for the fiscal year ended December 31, 2023 (the “Annual Report”) may be found on the Company’s website at www.starbulk.com. Any shareholder may receive a hard copy of the Annual Report free of charge upon written request, which should be mailed to the Secretary of the Company at Star Bulk Management Inc., 40 Agiou Konstantinou Str. Maroussi 15124, Athens, Greece.

At the Meeting, shareholders of the Company will consider and vote upon the following proposals:

1.          To elect three Class B Directors to serve until the 2027 Annual Meeting of Shareholders (“Proposal One”);

2.          To approve the appointment of Deloitte Certified Public Accountants S.A as the Company’s independent auditors for the fiscal year ending December 31, 2024 (“Proposal Two”); and

3.          To transact such other business as may properly come before the Meeting or any adjournment thereof.

Provided that a quorum is present, the following is required in order to adopt the proposals:  (1) Adoption of Proposal One requires the affirmative vote of a majority of the votes cast at the Meeting by the shareholders entitled to vote at the Meeting; (2) Adoption of Proposal Two requires the affirmative vote of a majority of the shares represented at the Meeting by the shareholders entitled to vote at the Meeting. To constitute a quorum, there must be present either in person or by proxy shareholders of record holding at least a majority of the shares issued and outstanding and entitled to vote at the Meeting. If less than a quorum is present, a majority of those shares present either in person or by proxy will have the power to adjourn the Meeting until a quorum is present.

YOU ARE CORDIALLY INVITED TO ATTEND THE MEETING IN PERSON. WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING IN PERSON, IT IS IMPORTANT THAT YOUR SHARES BE REPRESENTED AND VOTED AT THE MEETING. ACCORDINGLY, IF YOU HAVE ELECTED TO RECEIVE YOUR PROXY MATERIALS BY MAIL, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES. YOU CAN ALSO VOTE BY INTERNET AND TELEPHONE BY FOLLOWING THE INSTRUCTIONS ON YOUR PROXY CARD. IF YOU HAVE ELECTED TO RECEIVE YOUR PROXY MATERIALS OVER THE INTERNET, PLEASE VOTE BY INTERNET OR BY TELEPHONE IN ACCORDANCE WITH THE INSTRUCTIONS PROVIDED IN THE NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS THAT YOU HAVE RECEIVED IN THE MAIL. IF YOU ATTEND THE MEETING, YOU MAY REVOKE YOUR PREVIOUSLY SUBMITTED PROXY AND VOTE IN PERSON. ALL SHAREHOLDERS MUST PRESENT A FORM OF PERSONAL PHOTO IDENTIFICATION IN ORDER TO BE ADMITTED TO THE MEETING. IN ADDITION, IF YOUR SHARES ARE HELD IN THE NAME OF YOUR BROKER, BANK OR OTHER NOMINEE AND YOU WISH TO ATTEND THE ANNUAL MEETING, YOU MUST BRING AN ACCOUNT STATEMENT OR LETTER FROM YOUR BROKER, BANK OR OTHER NOMINEE INDICATING THAT YOU WERE THE OWNER OF THE SHARES AS OF THE CLOSE OF BUSINESS ON MARCH 22, 2024 THE RECORD DATE FOR THE MEETING. IF YOU WISH TO VOTE IN PERSON AT THE MEETING YOU MUST OBTAIN AND SUBMIT AT THE MEETING A “LEGAL PROXY” FROM YOUR BROKER, BANK OR OTHER NOMINEE.

ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED BY MANAGEMENT IN FAVOR OF ALL PROPOSALS PRESENTED IN THE PROXY STATEMENT

Very truly yours,

Petros Pappas Chief Executive Officer and Director

STAR BULK CARRIERS CORP.
NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON MAY 14, 2024

NOTICE IS HEREBY given that the Annual Meeting of Shareholders (the “Meeting”) of Star Bulk Carriers Corp. (the “Company”) will be held at the offices of STAR BULK SHIPMANAGEMENT COMPANY (CYPRUS) LIMITED, 179, Christodoulos Hadjipavlou Street (Molos), Ground floor, Limassol 3036, Republic of Cyprus on May 14, 2024 at 15:00 local time, for the following purposes, of which Proposal One and Proposal Two (each defined below) are more completely set forth in the accompanying Proxy Statement:

1.          To elect three Class B Directors to serve until the 2027 Annual Meeting of Shareholders (“Proposal One”);

2.          To approve the appointment of Deloitte Certified Public Accountants S.A as the Company’s independent auditors for the fiscal year ending December 31, 2024 (“Proposal Two”); and

3.          To transact such other business as may properly come before the Meeting or any adjournment thereof.

The Board of Directors has fixed the close of business on March 22, 2024 as the record date for the determination of the shareholders entitled to receive notice and to vote at the Meeting or any adjournment thereof.

Shareholders of record holding at least a majority of the shares issued and outstanding and entitled to vote at the Meeting and who attends the Meeting in person or by proxy shall be a quorum for the purposes of the Meeting.

YOU ARE CORDIALLY INVITED TO ATTEND THE MEETING IN PERSON. WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING IN PERSON, IT IS IMPORTANT THAT YOUR SHARES BE REPRESENTED AND VOTED AT THE MEETING. ACCORDINGLY, IF YOU HAVE ELECTED TO RECEIVE YOUR PROXY MATERIALS BY MAIL, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES. YOU CAN ALSO VOTE BY INTERNET AND TELEPHONE BY FOLLOWING THE INSTRUCTIONS ON YOUR PROXY CARD. IF YOU HAVE ELECTED TO RECEIVE YOUR PROXY MATERIALS OVER THE INTERNET, PLEASE VOTE BY INTERNET OR BY TELEPHONE IN ACCORDANCE WITH THE INSTRUCTIONS PROVIDED IN THE NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS THAT YOU HAVE RECEIVED IN THE MAIL. IF YOU ATTEND THE MEETING, YOU MAY REVOKE YOUR PREVIOUSLY SUBMITTED PROXY AND VOTE IN PERSON. ALL SHAREHOLDERS MUST PRESENT A FORM OF PERSONAL PHOTO IDENTIFICATION IN ORDER TO BE ADMITTED TO THE MEETING. IN ADDITION, IF YOUR SHARES ARE HELD IN THE NAME OF YOUR BROKER, BANK OR OTHER NOMINEE AND YOU WISH TO ATTEND THE ANNUAL MEETING, YOU MUST BRING AN ACCOUNT STATEMENT OR LETTER FROM YOUR BROKER, BANK OR OTHER NOMINEE INDICATING THAT YOU WERE THE OWNER OF THE SHARES AS OF THE CLOSE OF BUSINESS ON MARCH 22, 2024 THE RECORD DATE OF THE MEETING. IF YOU WISH TO VOTE IN PERSON AT THE MEETING YOU MUST OBTAIN AND SUBMIT AT THE MEETING A “LEGAL PROXY” FROM YOUR BROKER, BANK OR OTHER NOMINEE.

ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED BY MANAGEMENT IN FAVOR OF ALL PROPOSALS PRESENTED IN THE PROXY STATEMENT

This Notice of Meeting, the Proxy Statement and certain other related materials, such as the Company’s annual report on Form 20-F that contains the Company’s audited financial statements for the fiscal year ended December 31, 2023 (the “Annual Report”), may be found on the Company’s website at www.starbulk.com. Any shareholder may receive a hard copy of the Annual Report free of charge upon written request to the Company, which should be mailed to the Secretary of the Company at Star Bulk Management Inc., 40 Agiou Konstantinou Str. Maroussi 15124, Athens, Greece.

If you attend the Meeting, you may revoke your proxy and vote in person.

BY ORDER OF THE BOARD OF DIRECTORS

Georgia Mastagaki Co Secretary

April 1, 2024

STAR BULK CARRIERS CORP.

PROXY STATEMENT
FOR
ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON MAY 14, 2024

INFORMATION CONCERNING SOLICITATION AND VOTING

GENERAL

The enclosed proxy is solicited on behalf of the board of directors (the “Board”) of Star Bulk Carriers Corp., a Marshall Islands corporation (the “Company”), for use at the Annual Meeting of Shareholders to be held at the offices of STAR BULK SHIPMANAGEMENT COMPANY (CYPRUS) LIMITED, 179, Christodoulos Hadjipavlou Street (Molos), Ground Floor, Limassol 3036, Republic of Cyprus, on May 14, 2024 at 15:00 local time, or at any adjournment or postponement thereof (the “Meeting”), for the purposes set forth herein and in the accompanying Notice of Annual Meeting of Shareholders. This Proxy Statement together with the Notice of Meeting and certain other related materials are expected to be mailed to shareholders of the Company entitled to vote at the Meeting on or about April 1, 2024. These materials together with the Company’s annual report on Form 20-F that contains the Company’s audited financial statements for the fiscal year ended December 31, 2023 (the “Annual Report”) may be found on the Company’s website at www.starbulk.com. Any shareholder may receive a hard copy of the Annual Report free of charge upon written request to the Company, which should be mailed to the Secretary of the Company at Star Bulk Management Inc., 40 Agiou Konstantinou Str. Maroussi 15124, Athens, Greece.

VOTING RIGHTS AND OUTSTANDING SHARES

On March 22, 2024 (the “Record Date”), the Company had outstanding 84,386,892 shares of common stock, par value $0.01 per share (the “Common Shares”). Each shareholder of record at the close of business on the Record Date is entitled to one vote for each Common Share then held. Shareholders of record holding at least a majority of the shares issued and outstanding and entitled to vote at the Meeting and who attend the Meeting in person or by proxy shall be a quorum for the purposes of the Meeting. The Common Shares represented by any proxy in the enclosed form will be voted in accordance with the instructions given on the proxy if the proxy is properly executed and is received by the Company prior to the close of voting at the Meeting or any adjournment or postponement thereof. Any proxies returned without instructions will be voted FOR the proposals set forth on the Notice of Annual Meeting of Shareholders.

The Common Shares are listed on The Nasdaq Global Select Market (“Nasdaq”) under the symbol “SBLK.”

REVOCABILITY OF PROXIES

A shareholder giving a proxy may revoke it at any time before it is exercised. A proxy may be revoked by filing with the Secretary of the Company at Star Bulk Management Inc., 40 Agiou Konstantinou Str. Maroussi 15124, Athens, Greece, a written notice of revocation by a duly executed proxy bearing a later date, or by attending the Meeting and voting in person.

PROPOSAL ONE

ELECTION OF DIRECTORS

The Company has nine directors on its Board. As provided in the Company’s Fourth Amended and Restated Articles of Incorporation and Third Amended and Restated Bylaws, the Board is divided into three classes and, after the initial term, each director is elected to serve for a three-year term and until such director’s successor is duly elected and qualified, except in the event of his death, resignation, removal or earlier termination of his term of office. Consistent with Article I(a) of the Fourth Amended and Restated Articles of Incorporation and Section 1 of Article III of the Third Amended and Restated Bylaws of the Company, whereby it is stated that the Board shall be divided into three classes of directors, as nearly equal in number as possible, Mr. Spyros Capralos was re-classed to serve as a Class B Director (formerly a Class C Director) on February 12, 2024, so that each class now currently consists of three directors. The term of our three Class B directors expires at the Meeting. The Board of Directors has determined to nominate Mr. Spyros Capralos, Mr. Koert Erhardt and Mr. Sherman Lau, current Class B directors, for re-election as Class B directors. The Class B term for the newly elected directors will expire at the Company’s 2027 Annual Meeting of Shareholders.

Unless the proxy is marked to indicate that such authorization is expressly withheld, the persons named in the enclosed proxy intend to vote the shares authorized thereby FOR the election of the following four nominees. It is expected that each of the nominees will be able to serve, but if before the election it develops that any of the nominees is unavailable, the persons named in the accompanying proxy will vote for the election of such substitute nominee or nominees as the current Board may recommend.

Nominees for Election to the Company’s Board of Directors

Information concerning the nominees for director of the Company is set forth below:

Name	Age	Current Position with the Company

Spyros Capralos	69	Class B Director/Chairman of the Board
Koert Erhardt	68	Class B Director
Sherman Lau	33	Class B Director

Certain biographical information about Mr. Spyros Capralos, Mr. Koert Erhardt and Mr. Sherman Lau is set forth below.

Mr. Spyros Capralos serves since July 2014 as the non-executive Chairman of our Board of Directors and as a director. He is also the Chairman of the Compensation Committee. From February 2011 to July 2014, Mr. Capralos served as our Chief Executive Officer, President and director. Effective as of January 1, 2015, Mr. Capralos also serves as Chief Executive Officer of Oceanbulk Container Carriers LLC. From October 2004 to October 2010, Mr. Capralos served as Chairman of the Athens Exchange and Chief Executive Officer of the Hellenic Exchanges Group and for the period from 2008-2010 was also the President of the Federation of European Securities Exchanges. He was formerly Vice Chairman of the National Bank of Greece, Vice Chairman of Bulgarian Post Bank, Managing Director of the Bank of Athens and has a ten-year banking experience with Bankers Trust Company (now Deutsche Bank) in Paris, New York, Athens, Milan, London. Mr. Capralos is a member of the International Olympic Committee (IOC), the President of the European Olympic Committees (EOC) and the President of the Greek Olympic Committee (HOC). He has also served as Secretary General of the Athens 2004 Olympic Games and Executive Director and Deputy Chief Operating Officer of the Organizing Committee for the Athens 2004 Olympic Games. He has been an Olympic athlete in water polo and has competed in the Moscow (1980) and the Los Angeles (1984) Olympic Games. He studied economics at the University of Athens and earned his Master Degree in Business Administration from INSEAD University in France.

Mr. Koert Erhardt serves and has served as a director on our Board since the Company’s inception. He is also the Chairman of the Nominating and Corporate Governance Committee. He has served as the Managing Director of Augustea Bunge Maritime Ltd. of Malta. From 1998 to September 2004, Mr. Erhardt served as General Manager of Coeclerici Armatori S.p.A. and Coeclerici Logistics S.p.A., affiliates of the Coeclerici Group, where he created a shipping pool that commercially managed over 130 vessels with a carrying volume of 72 million tons and developed the use of the Freight Forward Agreement trading, which acts as a financial hedging mechanism for the pool. Prior to these positions, Mr. Erhardt served in various management positions in the shipping industry. Mr. Erhardt received his Diploma in Maritime Economics and Logistics from Hogere Havenen Vervoersschool (now Erasmus University), Rotterdam, and successfully completed the International Executive Program at INSEAD, Fontainebleau.

Mr. Sherman Lau serves and has served on our Board since May 2021. He is a senior vice president on the Distressed Opportunities team in Los Angeles. Prior to joining Oaktree in 2015, Mr. Lau spent two years as an investment banking analyst in the Financial Sponsors Group at Barclays. He received his B.B.A. degree with highest distinction in economics from the University of California, San Diego.

Required Vote. Adoption of Proposal One requires the affirmative vote of a majority of the votes cast at the Meeting by the shareholders entitled to vote at the Meeting.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF THE PROPOSED DIRECTORS. UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF THE PROPOSED DIRECTORS UNLESS A CONTRARY VOTE IS SPECIFIED.

PROPOSAL TWO

APPROVAL OF APPOINTMENT OF
INDEPENDENT AUDITORS

The Board is submitting for approval at the Meeting the selection of Deloitte Certified Public Accountants S.A., as the Company’s independent auditors for the fiscal year ending December 31, 2024.

Deloitte Certified Public Accountants S.A. has advised the Company that the firm does not have any direct or indirect financial interest in the Company, nor has such firm had any such interest in connection with the Company during the past three fiscal years.

All services rendered by the independent auditors are subject to review by the Audit Committee.

Required Vote. Adoption of Proposal Two requires the affirmative vote of a majority of the shares represented at the Meeting by the shareholders entitled to vote at the Meeting.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR APPROVAL OF THE APPOINTMENT OF DELOITTE CERTIFIED PUBLIC ACCOUNTANTS S.A., AS INDEPENDENT AUDITORS OF THE COMPANY FOR THE FISCAL YEAR ENDING DECEMBER 31, 2024. UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH APPROVAL UNLESS A CONTRARY VOTE IS SPECIFIED.

SOLICITATION

The cost of preparing and soliciting proxies will be borne by the Company. Solicitation will be made primarily by mail, but shareholders may be solicited by telephone, e-mail, or personal contact. The Board has retained Advantage Proxy as proxy solicitor in connection with the Meeting. If you have any questions or need assistance in voting your proxy, please contact Advantage Proxy at the number or email address listed below.

Advantage Proxy
24925 13th Place South
Des Moines, WA 98198
Telephone: (206) 870-8565
Email: ksmith@advantageproxy.com

EFFECT OF ABSTENTIONS

An “abstention” occurs when a shareholder sends in a proxy with explicit instructions to decline to vote regarding a particular matter (other than the election of Directors for which the choice is limited to “for” or “withhold”). Abstentions are counted as present for purposes of determining a quorum. Abstentions will not be counted in determining whether Proposal One has been approved.

OTHER MATTERS

No other matters are expected to be presented for action at the Meeting. Should any additional matter come before the Meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgment of the person or persons named in the proxy.

BY ORDER OF THE BOARD OF DIRECTORS

Georgia Mastagaki Co Secretary

April 1, 2024
Majuro, Marshall Islands

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StarBulk Vote 01 Your vote matters – here’s how to vote! You may vote online or by phone instead of mailing this card - Votes submitted electronically must be received by 11:59 PM EST, on May 13, 2024 Online Go to www.investorvote.com/SBLK or scan the QR code — login details are located in the shaded bar below. Phone Call toll free 1-800-652-VOTE (8683) within the USA, US territories and Canada Save paper, time and money! Sign up for electronic delivery at www.investorvote.com/SBLK Using a black ink pen, mark your votes with an X as shown in this example. Please do not write outside the designated areas. 2024 Annual Meeting Proxy Card IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. A Proposals — The Board of Directors recommend a vote FOR all the nominees listed A and FOR Proposal 2. 1. To elect three Class B Directors to serve until the 2027 Annual Meeting of Shareholders. Nominees: 01 Koert Erhardt 02 - Sherman Lau 03 - Spyros Capralos For Withhold For Withhold For Withhold 2. To approve the appointment of Deloitte Certified Public Accountants S.A as the Company's independent auditors for the fiscal year ending December 31, 2024 For Against Abstain 3. To transact such other business as may properly come before the Meeting or any adjournment thereof. B Authorized Signatures — This section must be completed for your vote to count. Please date and sign below. Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title. Date (mm/dd/yyyy) — Please print date below. Signature 1 — Please keep signature within the box. Signature 2 — Please keep signature within the box.

The 2024 Annual Meeting of Shareholders of Star Bulk Carriers Corp will be held on Tuesday, May 14, 2024 at 15:00 Local Time, Offices of Star Bulk Shipmanagement Company (Cyprus) Limited, 179 Christodoulos Hadjipavlou Street (Molos), Ground Floor Limassol 3036, Republic of Cyprus. Small steps make an impact. Help the environment by consenting to receive electronic delivery, sign up at www.investorvote.com/SBLK  IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. Proxy — Star Bulk Carriers Corp Notice of 2024 Annual Meeting of Stockholders Proxy Solicited by Board of Directors for Annual Meeting — May 14, 2024 The undersigned hereby appoints Spyros Capralos, as his agent and proxy with full power of substitution to vote any and all shares of common stock of Sat Bulk Carriers Corp. which the undersigned is entitled to vote at the Annual Meeting of Shareholders of Company to be held at 15:00 Local Time May 14, 2024 , at the offices of STAR BULK SHIPMANAGEMENT COMPANY (CYPRUS) LIMITED, 179, Christodoulos Hadjipavlou Street, (Molos), Ground Floor, Limassol 3036, Republic of Cyprus, or at any adjournment or postponement thereof, as specified on the reverse hereof. Shares represented by this proxy will be voted by the stockholder. If no such directions are indicated, the Proxies will have authority to vote FOR the election of the Board of Directors and FOR item 2. In their discretion, the Proxies are authorized to vote upon such other business as may properly come before the meeting. (Items to be voted appear on reverse side) C Non-Voting Items Change of Address — Please print new address below. Comments — Please print your comments below.